FUEL SYSTEMS SOLUTIONS, INC.
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND DELIVERED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THESE OMISSIONS PURSUANT TO RULE 83. OMISSIONS HAVE BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[******]”.

June 11, 2009
VIA EDGAR AND FACSIMILE NO. (202) 772-9202
Max A. Webb
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Fuel System Solutions, Inc.
Registration Statement on Form S-3
Filed June 1, 2009
File No. 333-159624

Dear Mr. Webb:
          We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 10, 2009 (the “Comment Letter”) on the above-referenced Registration Statement on Form S-3 (the “Form S-3”) filed by Fuel Systems Solutions, Inc. (the “Company”) with the Commission on June 1, 2009. We are furnishing the following responses to the Staff’s comments on the Form S-3.
          Where indicated below, the Company will include changes to the disclosure in the Form S-3 which will be filed via EDGAR. The Company’s responses to the Staff’s comments are set forth below:
General
1.	We note the disclosure on page 10 of your Form S-3 that “(t)he sales to customers in Iran have increased during the last several years.” Please tell us the total dollar amount of your direct and indirect sales to Iran in 2008, and the percentage of your 2008 consolidated revenues that such sales represent.

Response: [******]

Registration Statement Cover Page
2.	Please revise the fee table to reflect the Debt Securities, Warrants, and Units as separate classes of securities.

Response: The fee table will be revised to reflect the Debt Securities, Warrants, and Units as separate classes of securities.

3.	Either remove the third sentence of footnote (2) or revise to clarify that the anti-dilution provisions will only consist of what is specifically permitted pursuant to Rule 416.

Response: The third sentence of Footnote (2) will be deleted.
Risk Factors, page 5
4.	Please revise to delete the third and fourth sentences of the heading. If you know of additional material risks, discuss them.

Response: The third and fourth sentences of the heading will be deleted.
Future sales of our common stock could adversely affect our stock price, page 12
5.	Please revise this risk factor to reflect the risk of dilution from this offering.

Response: The risk factor will be revised to reflect the risk of dilution from this offering, as follows:
     An investor in our common stock may incur substantial dilution; Future sales of our common stock could adversely affect our stock price.
     An investor in our common stock may incur immediate and substantial dilution representing any difference between our net tangible book value and the as adjusted net tangible book value after giving effect to the offering price in a future offering under this registration statement. In addition, substantial sales of our common stock, including shares issued upon exercise of our outstanding options, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of March 31, 2009, we had 16,073,809 shares of common stock outstanding, excluding 12,250 shares issued but held by us as treasury stock. Except for the 3,301,516 shares held by Mariano Costamagna and his family members and affiliates, which are subject to the “volume,” “manner of sale” and other selling restrictions of Rule 144, all of these shares are currently freely tradable.
     As of March 31, 2009, up to 90,100 shares were issuable upon the exercise of options, all of which were vested and exercisable. Subject to applicable vesting and registration requirements, upon the exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.
* * * * *
          This letter was filed by EDGAR on June 11, 2009.
          In the event that you have any questions or comments, please feel free to contact me at (714) 656-1304. Thank you.
Very truly yours,
/s/Matthew Beale
Matthew Beale
President and Chief Financial Officer

cc:	Pradip Bhaumik, Division of Corporation Finance, Office of Global Security Risk J. Nolan McWilliams, Division of Corporation Finance Ronald H. Janis, Esq., Day Pitney llp